Exhibit 99.5

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2019, by and between NANO DIMENSION LTD., a corporation formed under the laws of the State of Israel (the “Company”), and each buyer identified in the signature pages hereto (each, a “Buyer” and collectively, the “Buyers”).

This Agreement is being entered into pursuant to the Securities Purchase Agreement, dated as of the date hereof, between the Company and the Buyer (the “Purchase Agreement”).

The Company and the Buyer hereby agrees as follows:

1. Definitions. In addition to the other capitalized terms used and defined elsewhere herein, as used in this Agreement, the following terms shall have the following meanings:

“1933 Act” means the Securities Act of 1933 and the rules promulgated thereunder, as amended.

“1934 Act” means the Securities Exchange Act of 1934 and the rules promulgated thereunder, as amended.

“ADSs” means the American Depositary Shares of the Company, each representing five (5) Ordinary Shares.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Conversion ADSs” means the ADSs underlying the Notes.

“Conversion ADS Amount” means a number of Conversion ADSs equal to 27,279,380, which amount represents an agreed to, good faith estimate of the number of Conversion ADSs and Warrant ADSs to initially be included as Registrable Securities hereunder in connection with the Conversion ADSs and Warrant ADSs issued on the First Tranche Closing Date (as defined in the Purchase Agreement).

“Effectiveness Date” means, (a) with respect to the Initial Registration Statement required to be filed hereunder, the forty-fifth (45th) calendar day following the Closing Date (or, if the Initial Registration Statement is reviewed by the SEC, the ninetieth (90th) calendar day following the Filing Date) and (b) with respect to the additional Registration Statement required to be filed (if applicable) pursuant to Section 2(b), the forty-fifth (45th) calendar day following the Conversion ADS Registration Failure (or, if such additional Registration Statement is reviewed by the SEC, the ninetieth (90th) calendar day following the Conversion ADS Registration Failure).

“Filing Date” means the 30th business day following the First Tranche Closing Date (as defined in the Purchase Agreement).

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities, including the Buyers.

“Initial Registration Statement” means the initial Registration Statement covering the Registrable Securities filed pursuant to this Agreement.

“Notes” means the Convertible Promissory Notes sold or to be sold to the Buyers pursuant to the Purchase Agreement.

“Ordinary Shares” mean ordinary shares, par value NIS 0.10 per share, of the Company.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the SEC pursuant to the 1933 Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means (a) (if applicable) any Conversion ADS Failure Amount (as defined in Section 2(b), (b) all Conversion ADSs and Warrant ADSs issued or issuable pursuant to the conversion of the Notes and the exercise of the Warrants and (c) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided that “Registrable Securities” shall not include any ADSs owned by the Buyers which are then the subject of an effective Registration Statement or otherwise eligible to be sold without volume limitations pursuant to Rule 144(b).

“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2 hereof, including the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

“Rule 415” means Rule 415 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the Securities and Exchange Commission.

“SEC Guidance” means any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff, including the SEC’s Compliance and Disclosure Interpretations and Manual of Publicly Available Telephone Interpretations.

“Warrants” means the warrants to purchase ADSs issued or to be issued to the Buyers pursuant to the Purchase Agreement.

“Warrant ADSs” means the ADSs issuable upon exercise of the Warrants.

2. Registration

(a) Mandatory Registration. On or prior to the Filing Date, the Company shall prepare and file with the SEC the Initial Registration Statement covering the resale of all of the Registrable Securities for a resale offering to be made on a continuous basis. Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to cause the Initial Registration Statement to be declared effective under the 1933 Act as promptly as possible after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its reasonable best efforts to keep the Initial Registration Statement continuously effective under the 1933 Act until the earlier to occur of (i) the date on which the Buyer or any Holder may sell all Registrable Securities then held without restriction by volume limitations of Rule 144 promulgated under the 1933 Act (“Rule 144”), or (ii) all Registrable Securities covered by such Registration Statement have been sold by such Holder (the “Effectiveness Period”). As used in this Agreement, the term “reasonable best efforts” shall mean, among other things, that the Company shall submit to the SEC, within two (2) Business Days after the later of the date that (i) the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, and the Company is not prohibited under applicable law from requesting the acceleration of such Registration Statement, and (ii) the approval of legal counsel to the Buyers (which approval is immediately sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request.

(b) Additional Registration. If at any time while the Buyer holds Registrable Securities the Initial Registration Statement does not register for resale all of the Conversion ADSs and Warrant ADSs (i.e., if the Conversion ADS Amount is insufficient to have registered all Conversion ADSs and Warrant ADSs issuable on Conversion of the Notes and exercise of the Warrants, including in connection with the Second Tranche Closing and Third Tranche Closing, as such terms are defined in the Purchase Agreement) (such event, a “Conversion ADS Registration Failure”), then the Company shall use its best efforts to file an additional registration statement to cover the additional note conversion ADSs needed for full conversion within forty-five (45) calendar days. Notwithstanding the foregoing, the Company will have no obligation to file such additional registration statements if the additional note conversion ADSs would be subject to immediate release, without volume or other limitations and reliance on Rule 144 at the time of conversion.

(c) In the event that the SEC does not permit the Company to register in any Registration Statement all of the Registrable Securities, the Company shall amend such Registration Statement to register such maximum portion as permitted by SEC Guidance, including such guidance pertaining to Rule 415 (provided that the Company shall use diligent efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance that are not then registered on an effective Registration Statement). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced pro-rata among all other Holders, and unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities represented by the Warrant ADSs (applied, in the case that some Warrant ADSs may already be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant ADSs held by such Holders), and second by Registrable Securities represented by the Conversion ADSs (applied, in the case that some Conversion ADSs may already be registered, to the Holders on a pro rata basis based on the total number of unregistered Conversion ADSs held by such Holders).

(d) Effect of Failure to File and Maintain Effectiveness of Registration Statement. If a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the applicable Filing Date (a “Filing Failure”) or on any day after the applicable Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made pursuant to such Registration Statement or otherwise (a “Maintenance Failure”) then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying ADSs by reason of a Filing Failure, or a Maintenance Failure, the Company shall add to the principle amount pro-rated to each holder of Registrable Securities relating to such Registration Statement an amount equal to: (A) in the case of a Filing Failure, such Holder’s pro rata portion (based on the Registrable Securities held by such holder) of an amount equal to five percent (5%) of the aggregate funds raised, by the third Business Day after the event or failure giving rise to the applicable failure described above.

3. Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex A (a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Date or by the end of the fourth (4th) Trading Day following the date on which such Holder receives draft materials in accordance with this Section.

(b) (i) Prepare and file with the SEC such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto, and (iv) comply in all material respects with the provisions of the 1933 Act and the 1934 Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

(c) Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus (entirely or in a particular jurisdiction, as the case may be) until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and whenever the SEC comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus, provided that, any and all of such information shall remain confidential to each Holder until such information otherwise becomes public, unless disclosure by a Holder is required by law; provided, further, that notwithstanding each Holder’s agreement to keep such information confidential, each such Holder makes no acknowledgement that any such information is material, non-public information, and provided further, that during any three hundred sixty five (365) day period such suspension periods shall not exceed an aggregate of ninety (90) days.

(d) Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e) Subject to the terms of this Agreement, consent to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(b) until the delivery of the Advice contemplated by Section 8(b).

(f) Cooperate with any broker-dealer through which a Holder proposes to resell its Registrable Securities in effecting a filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110, as requested by any such Holder.

(g) Prior to any resale of Registrable Securities by a Holder, use its reasonable best efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (1) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (2) subject itself to general taxation in any such jurisdiction, or (3) file a general consent to service of process in any such jurisdiction.

(h) If requested by a Holder, cooperate with such Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(i) Upon the occurrence of any event contemplated by Section 3(b), as promptly as reasonably possible under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its shareholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(b) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.

(j) Comply with all applicable rules and regulations of the SEC.

(k) Require each selling Holder to furnish to the Company a certified statement as to the number of ADSs and Ordinary Shares beneficially owned by such Holder and the natural persons thereof that have voting and dispositive control over the shares. In the event of the failure by such Holder to comply with the Company’s request within fifteen (15) days from the date of such request, the Company shall be permitted to exclude such Holder from a Registration Statement, without being subject to the payment of liquidated damages to such Holder. At such time that such Holder complies with the Company’s request the Company shall use its reasonable best efforts to include such Holder on the Registration Statement.

(l) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering.

(m) In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the 1933 Act, and before filing any such Registration Statement or any other document in connection therewith, give the participating Holders of Registrable Securities and their respective counsel, the opportunity to (i) review any such Registration Statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any other document to be filed, including the Company’s response to SEC comments, and (ii) provide comments to such documents if necessary to cause the description relating to such Holders to be accurate. The cumulative time taken by total shareholders for review will be added to extend the Filing Date requirement under Section 2(d). Each shareholder will be responsible to cover the cost of review of their own documents.

(n) In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form F-1 and (ii) undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

4. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the SEC, (B) with respect to filings required to be made with any trading market on which the ADSs are then listed for trading, (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities) and (D) with respect to any filing that may be required to be made by any broker through which a Holder intends to make sales of Registrable Securities with the FINRA pursuant to FINRA Rule 5110, so long as the broker is receiving no more than a customary brokerage commission in connection with such sale, (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) 1933 Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement and (vii) reasonable fees and disbursements of a single special counsel for the Holders (selected by Holders of the majority of the Registrable Securities requesting such registration), up to $5,000 for each registration. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker or similar commissions of any Holder.

5. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, members, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based upon information regarding such Holder furnished to the Company by such Holder for use therein, or to the extent that such information relates to such Holder’s proposed method of distribution of Registrable Securities or (ii) the Holder used an outdated or defective Prospectus which the Company had previously notified such Holder was outdated or defective pursuant to Sections 3(b)(iii)-(vi) and for which the Company had not yet provided the Advice contemplated in Section 8(b). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: (x) such Holder’s failure to comply with the prospectus delivery requirements of the 1933 Act or (y) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished by such Holder to the Company for inclusion in such Registration Statement or such Prospectus or (ii) to the extent that such information relates to such Holder’s information provided in the Selling Stockholder Questionnaire or the proposed method of distribution of Registrable Securities set forth in such Prospectus or in any amendment or supplement thereto or (iii) the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 8(b). In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings.

(i) If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.

(ii) An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one (1) separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

(iii) Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Trading Days of written notice thereof to the Indemnifying Party; provided, that, the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is judicially determined not to be entitled to indemnification hereunder.

(d) Contribution.

(i) If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

(ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of all of such Holder’s Registrable Securities pursuant to such Registration Statement or Prospectus exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

(e) Remedies Not Exclusive. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6. Preconditions to Participation in Underwritten Registrations. No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (i) agrees to enter into a written underwriting agreement with the managing underwriter and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company’s size and investment stature, and (ii) provides any relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements, provided, however, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and (ii) no such Holder shall be required to make, and the Company shall use its reasonable best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to, or agreements with, any underwriter in a registration effected pursuant to this Agreement other than customary representations, warranties and agreements relating to such Holder’s title to Registrable Securities and authority to enter into the underwriting agreement.

7. Reports Under the 1934 Act. With a view to making available to the Buyer the benefits of Rule 144, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 for so long as any Holder of Registrable Securities holds Registrable Securities; and

(b) furnish to the Buyer so long as such Buyer owns Registrable Securities, as promptly as commercially reasonable upon request: (i) a written statement by the Company, if true or applicable, that it has complied in all material respects with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company (it being understood that if such documents are available via the SEC’s website, such documents need not be provided), and (iii) such other information as may be reasonably requested to permit the Buyer to sell such securities pursuant to Rule 144 without registration, it being understood and agreed that the foregoing shall not constitute an obligation of the Company to remain publicly reporting under the 1934 Act.

(c) The Company specifically acknowledges and agrees that a breach of this Section 7 shall be deemed an Event of Default under the Note.

8. Miscellaneous.

(a) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

(b) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(b)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.

(c) Amendments and Waivers. The provisions of this Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, and shall be in writing and signed by the Company and the Requisite Majority (as defined in the Purchase Agreement). If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment executed in compliance with the previous sentence or otherwise, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the first sentence of this Section 8(c).

(d) Assignment of Registration Rights. The rights of the Buyer and each Holder hereunder, including the right to have the Company register for resale Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by each Holder to any Person who acquires all or a portion of the Registrable Securities if such assignment shall be undertaken in accordance with Section 8(h) of the Purchase Agreement. Such rights to assignment and related obligations shall apply to the Holders (and to subsequent) successors and assigns.

(e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may assign its rights or obligations hereunder without the prior written consent the Holders of a majority of the then outstanding Registrable Securities. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

(f) No Inconsistent Agreements. Neither the Company nor any of its subsidiaries or affiliates has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(g) Execution and Counterparts. This Agreement may be executed in several counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

(h) Governing Law; Disputes. All questions concerning the governing law, construction, validity, enforcement and interpretation of and disputes regarding this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

(i) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(j) Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have execued this Registration Rights Agreement as of the date first written above.

NANO DIMENSION LTD.

By:
Name: Amit Dror
Title: Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY justify BLANK
SIGNATURE PAGES FOR BUYERS FOLLOW]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

Name of Buyer: ___________________________________

Signature of Authorized Signatory of Buyer:

Name of Authorized Signatory: _______________________

Title of Authorized Signatory: ________________________

[SIGNATURE PAGES CONTINUE]

[Signature Page to Registration Rights Agreement]

Annex A

Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of American Depositary Shares (the “Registrable Securities”), each representing five (5) Ordinary Shares, par value NIS 0.10 per share of Nano Dimension Ltd., a corporation formed under the laws of the State of Israel (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a)	Full Legal Name of Selling Stockholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Stockholder:

Telephone:

Fax:

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐        No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐        No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐        No ☐

(d)	If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐        No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Stockholder:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date: _____________________________	Beneficial Owner: ________________________

By:
Name:
Title:

PLEASE OR EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

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